By EDGAR

June 29, 2007

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention:  Mr. William Thompson

      Branch Chief

 Re:   Sempra Energy

      Form 10-K for Fiscal Year Ended December 31, 2006

      Form 10-Q for Fiscal Quarter Ended March 31, 2007

      Filed February 23, 2007 and May 2, 2007

      File No. 1-14201

Dear Mr. Thompson:

Following are responses to the additional comments on the above-referenced filings in your letter dated June 15, 2007. For your convenience, we have repeated the comments in bold type above each of our responses.

Form 10-K for Fiscal Year Ended December 31, 2006

Exhibit 13 - Annual Report to Security Holders

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 4

Comparison of Earnings, page 5

1.

 We reviewed your response to comment one in our letter dated May 18, 2007. Please show us the revisions that you would make to your disclosure in response to our previous comment assuming you amended the filing. In doing so, please include disclosure regarding why you consider charges or gains are non-recurring in nature in each circumstance where a similar charge or gain is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Refer to Item 10(e)(1)(ii)(B) of Regulation S-K.

Response:

As discussed in our initial response, we believe that this presentation was very useful to our investors, analysts, potential investors and other readers of our financial statements. The Comparison of Earnings Table was intended primarily for the reader’s convenience to identify and summarize in one presentation large and/or infrequent items, but not necessarily solely non-recurring items, with references to where detailed discussion of the items could be found in the company’s disclosures. In view of this, if we were to revise the disclosure, it would appear as follows:

Factors Affecting Net Income and Operating Income

The following table summarizes the major unusual factors positively or (negatively) affecting net income and operating income in 2006, 2005 and 2004. The numbers in parentheses are the page numbers where each 2006 item is discussed. Smaller amounts in years in which such items were not significant are nonetheless provided for comparative purposes.

	Net Income			Operating Income
(Dollars in millions)	2006	2005	2004	2006	2005	2004

Discontinued operations (70):
Income (loss) from operations	(27)	16	(18)	--	--	--
Gain (loss) on disposal	342	(9)	(2)	--	--	--
Gain on sale of Topaz power plants (68)	204	--	--	--	--	--
Impairment of investments at Sempra Pipelines & Storage (67)	(221)	--	--	--	--	--
California energy crisis litigation (108)	(18)	(311)	(84)	(24)	(508)	(140)
Resolution of prior years' income tax issues (11)	45	156	56	--	--	--
Other regulatory matters (12)	25	24	55	39	33	51
Tax on repatriation (15)	(24)	--	--	--	--	--
Turbine impairments	--	(38)	--	--	(63)	--
DSM[1] awards settlement	--	31	--	--	49	--
Sempra Commodities' gain on sale of natural gas storage facilities	--	41	--	--	67	--
South Bay charitable contribution deduction	--	23	--	--	23	--
Gains on sale of SoCalGas' partnership property and on partial sale of Luz del Sur	--	--	14	--	--	15
Resolution of vendor disputes in Argentina	--	--	12	--	--	--
Gain on settlement of Cameron liability	--	--	8	--	--	--

[1]Demand side management (DSM)

Sempra Commodities, page 13

2.

We note your response to comment two in our letter dated May 18, 2007. Please show us what the additional disclosure in future revisions will look like.

Response:

Using information presented in our 2006 Form 10-K, the disclosure would appear in future filings as follows:

Margin by geographical region and product line, presented below, is a key performance measure used by management to evaluate the Sempra Commodities business, and similarly enhances the understanding of the business by investors and investor analysts. Margin represents the contribution to earnings of the Sempra Commodities business relative to its overhead costs, and consists primarily of Operating Revenues less Cost of Sales, as disclosed above in Sempra Global and Parent Operating Revenues and Cost of Sales. Cost of sales for Sempra Commodities is comprised primarily of transportation and storage costs. Margin is also net of transaction-related execution costs (primarily brokerage and other fees) and net interest income/expense. These related costs totaled $150 million, $111 million and $65 million in 2006, 2005 and 2004, respectively.

Margin is a non-GAAP financial measure and may be different from non-GAAP financial measures used by other companies. Management believes this non-GAAP measure provides meaningful supplementary information regarding Sempra Commodities’ results, as it presents the information used by management to evaluate their performance. As noted above, the calculation of margin is substantively the net of the GAAP financial measures of Revenues and Cost of Sales, adjusted for other transaction-related costs as noted above. Margin has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of the company’s results under GAAP. Some of the limitations of Margin are that it does not reflect other operating expenses and income taxes, and other companies in this industry may calculate this measure differently than presented above. The company compensates for these limitations by relying primarily on GAAP results and by using Margin only supplementally. A reconciliation of GAAP information to Margin for Sempra Commodities is as follows:

(Dollars in millions)	2006	2005	2004
Revenues	$ 3,256	$ 2,724	$ 1,689
Cost of sales	(1,468)	(1,267)	(597)
	1,788	1,457	1,092
Other related costs	(150)	(111)	(65)
Margin	$ 1,638	$ 1,346	$ 1,027

Statements of Consolidated Cash Flows, page 46

3.  We note your response to comment six in our letter dated May 18, 2007. Given the guidance in paragraphs 28 and 29 of SFAS 95 we believe that you should revise your presentation in future filings to reconcile net income to net cash provided by operating activities. Refer to the remarks made by Joel Levine at the 2005 Thirty-Third AICPA National Conference on Current SEC Developments regarding cash flows statements available on our website at http:www.sec.gov/news/speech/spch12065il.htm.

Response:       We will revise our presentation in future filings as indicated.

Form 10-Q for Fiscal Quarter Ended March 31, 2007

Adoption of SFAS 157, page 19

4.   We reviewed your response to comment 12 in our letter dated May 18, 2007. In future filings please consider expanding your disclosure to show how items included in the recurring fair value measures table reconciles to amounts recorded in your balance sheet since the table is aimed at providing users of your financial statements with better information about the extent to which fair value is used to measure recognized assets and liabilities.

Response:  We will provide the reconciliation in future filings.

We are available to discuss our responses to your comments at any time. You may reach the undersigned at 619-696-4576 (jhouseholder@sempra.com) or Virginia Oliver, Sempra Energy’s Director, Financial Reporting at 619-696-2132 (vsoliver@sempra.com).

Sincerely,

/s/Joseph A. Householder

Joseph A. Householder

Senior Vice President,

Controller and Chief Accounting Officer

Cc:   Anthony Watson

        Staff Accountant

        Securities and Exchange Commission

        Donald E. Felsinger

        Chairman and Chief Executive Officer

        Sempra Energy

        Mark A. Snell

        Executive Vice President and Chief Financial Officer

        Sempra Energy

        Gary Kyle

        Chief Corporate Counsel

        Sempra Energy

        Virginia S. Oliver

        Director, Financial Reporting

        Sempra Energy